Exhibit 99.1
SECTION 13(r) DISCLOSURE

Hilton Worldwide Holdings Inc.

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

During the fiscal year ended December 31, 2015, an Iranian governmental delegation stayed at the Transcorp Hilton Abuja for one night. The stays were booked and paid for by the government of Nigeria. The hotel received revenues of approximately $5,320 from these dealings. Net profit to Hilton Worldwide Holdings Inc. (“Hilton”) from these dealings was approximately $495. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”) and under 31 C.F.R. Section 560.210(d). The Transcorp Hilton Abuja intends to continue engaging in future similar transactions to the extent they remain permissible under applicable laws and regulations.

Travelport Worldwide Limited

The disclosure reproduced below was initially included in a periodic report filed with the Securities and Exchange Commission (the “SEC”) by Travelport Worldwide Limited (“Travelport Worldwide”) with respect to the fiscal year ended December 31, 2015 in accordance with Section 13(r) of the Exchange Act. Travelport Worldwide may be considered an affiliate of The Blackstone Group L.P. and, therefore, an affiliate of Hilton. Hilton did not independently verify or participate in the preparation of this disclosure.

Travelport Worldwide included the following disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015:

“Iran Sanctions Disclosure

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities for the year ended December 31, 2015 were approximately $551,000 and $389,000, respectively, and $660,000 and $470,000 for the year ended December 31, 2014, respectively.”